November 6, 2019

Matthew Kapusta
Chief Executive Officer
uniQure N.V.
Paasheuvelweg 25a
1105 BP Amsterdam
The Netherlands

       Re: uniQure N.V.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-36294

Dear Mr. Kapusta:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Business, page 4

1. You make several assertions regarding the safety and efficacy of certain of your product candidates. For example, in your discussion on page 8 regarding an ongoing Phase I/II study of AMT-060, you disclose that "the data demonstrated that AMT-060 continues to be safe and well-tolerated, with no new serious adverse events and no development of inhibitors." In addition, in your discussion on page 11 of your preclinical SCA3 program, you disclose that these preclinical studies "demonstrate that AMT-150 appears to be safe due to a lack of off-target activity." Safety and efficacy determinations are solely within the authority of the FDA (or applicable foreign regulator). Please revise your future filings to remove statements/inferences that your product candidates are safe and/or effective. You may provide the objective results of the clinical trial in relation to the stated end points and indicate whether the candidates were well tolerated.
 Matthew Kapusta
uniQure N.V.
November 6, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and development expenses, page 70

2. Please revise your disclosure in future filings to quantify your research and development expenses by product candidate. To the extent that you do not track expenses by product candidate, please disclose as such.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lisa Vanjoske, Senior Staff Accountant at 202-551-3614 or Angela
Connell, Accounting Branch Chief at 202-551-3426 if you have questions regarding the comments.



FirstName LastNameMatthew Kapusta                             Sincerely,
Comapany NameuniQure N.V.
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Corporation Finance
November 6, 2019 Page 2                                       Office of Life
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FirstName LastName